Interim Financial Information

Flex LNG Ltd.

Third Quarter 2025
November 12, 2025

November 12, 2025 - Hamilton, Bermuda
Flex LNG Ltd. ("we", "us", "our", "Flex LNG", or the “Company”) today announced its unaudited financial results for the quarter ended September 30, 2025.

Highlights:
A summary of our financial highlights for the quarter are below:

	Q3 2025	Q2 2025
Vessel operating revenues [1]	$85.7m	$86.0m
Net income	$16.8m	$17.7m
Earnings per share (basic)	$0.31	$0.33

Cash and cash equivalents	$478.7m	$412.7m
Vessels and equipment, net	$2,119.2m	$2,130.4m
Long-term debt	$1,874.6m	$1,802.2m

Non-GAAP Measures [2]
Time Charter Equivalent ("TCE") rate	$70,921	$72,012
Adjusted EBITDA	$61.2m	$62.6m
Adjusted net income	$23.5m	$24.8m
Adjusted earnings per share (basic)	$0.43	$0.46

(1)Vessel operating revenues includes $2.0 million income related to European Union Allowances ("EUAs") (Q2 2025: $2.0 million). The EUAs are receivable from our Charterers under the time charter contracts for voyages subject to the European Union's Emissions Trading System ("EU ETS"). An equivalent amount has been recorded under Voyage expenses for the relevant period.
(2)TCE rate, Adjusted EBITDA, Adjusted net income/(loss) and Adjusted earnings/(loss) per share are non-GAAP measures as defined under SEC Regulation G. A reconciliation to the most directly comparable GAAP measure is included at the end of this earnings report.

A summary of key events:

•Declared a dividend of $0.75 per share for the third quarter of 2025.
•Achieved a Time Charter Equivalent rate of $70,921 per day for the third quarter of 2025.
•Achieved an all-time high cash balance of $478.7 million, primarily as a result of the below vessel refinancings.
•Signed and completed a $180.0 million term loan facility in respect of Flex Constellation.
•Signed and completed a $175.0 million sale and leaseback for the vessel Flex Resolute.
•Completed scheduled drydockings for Flex Amber and Flex Artemis in September 2025.
•Delisted the common shares from the Oslo Stock Exchange ("OSE") from September 15, 2025.

1	Flex LNG Ltd. Third Quarter Results 2025

Marius Foss, Interim CEO, commented:
“Third quarter revenues came in at $85.7 million, with a TCE rate of ~$70,900 per day. We completed the drydockings of two vessels during the quarter, and Flex Artemis traded in the spot market. The charterer of Flex Volunteer decided not to exercise the one-year option, and we expect her to be redelivered in late December this year. She will then go straight into drydock for her five-year special survey and thereafter be marketed for new employment. While this year’s winter season began on a sluggish note, we are now observing spot rates for modern tonnage in the region of $60,000-70,000 per day.

We have completed all of the four planned drydockings for 2025, on time and within budget. I would like to extend my thanks to our dedicated technical team and the crew onboard for their outstanding efforts in ensuring safe and efficient operations throughout. Looking ahead, we plan to complete three drydockings in 2026: Flex Volunteer, Flex Freedom and Flex Vigilant.

In September, we finalized the refinancing of Flex Constellation and Flex Resolute, marking the completion of our Balance Sheet Optimization Program 3.0. Together with the refinancing of Flex Courageous, the program has delivered an aggregate of $530 million in new financings this year on attractive terms, extending our next debt maturity to 2029 and releasing $137 million in net proceeds. As of the end of the third quarter, we recorded an all-time high cash balance of $479 million.

2025 has seen record-high FIDs for new liquefaction capacity, with nearly 70 MTPA of additional capacity sanctioned, and this is supported by what could be the strongest year for long-term SPA contracting since 2011. In addition, US LNG export volumes are up more than 20% so far this year through an impressive ramp up of new export capacity and higher utilization, which has helped absorb available tonnage. We expect the short- to medium-term freight market to remain challenging, with newbuild deliveries occurring before new export capacity comes online. However, we are finally seeing a notable increase in scrapping activity, among older and less efficient steam vessels, with 14 scrapped year-to-date. With nearly 120 steam vessels either open or rolling off contracts over the next few years, we expect a wave of further retirements ahead. Despite near-term market softness, Flex LNG remains well positioned, supported by a robust balance sheet and a substantial charter backlog.

The Board has again declared an ordinary dividend of $0.75 per share for the 17th consecutive quarter. The dividend corresponds to an annualized dividend yield of approximately 11% and is supported by strong financial performance and position, as well as a minimum charter backlog of 53 years.”

Quarterly dividends
On November 11, 2025, the Company’s Board of Directors declared a cash distribution for the third quarter of 2025 of $0.75 per share. The distribution will be made from the Company’s Contributed Surplus account, which consists of previously paid in share premium transferred from the Company’s Additional Paid In Capital account. The dividend will be paid on or around December 11, 2025. The record date and ex-dividend date on the New York Stock Exchange ("NYSE") will be on or around November 28, 2025.

2	Flex LNG Ltd. Third Quarter Results 2025

Results for the three months ended September 30, 2025
The Company recorded vessel operating revenues of $85.7 million for the third quarter 2025, or $83.7 million excluding EUAs; compared to $86.0 million in the second quarter 2025. The TCE rate1 was $70,921 per day for the third quarter 2025, compared to $72,012 per day for the second quarter 2025. The decrease in revenue is due to two vessels, Flex Amber and Flex Artemis, entering drydock in the period, thus resulting in offhire days in August and September 2025. In addition to this, Flex Artemis was redelivered and was open post drydock since September 15, 2025. This was partially offset by the increased utilization of two vessels, Flex Aurora and Flex Resolute, which were undergoing drydocks during the second quarter of 2025.

Vessel operating expenses were $18.8 million in the third quarter 2025, compared to $18.2 million in the second quarter 2025. Operating Expenses ("Opex") per day1 was $15,682 per day for the third quarter 2025, compared to $15,363 per day for the second quarter 2025. The increase in vessel operating expenses is due to higher costs related to crew changes. For the nine months ended September 30, 2025, the opex per day was $15,510.

During third quarter 2025, the Company incurred extinguishment costs related to the refinancing of Flex Constellation and Flex Resolute of $2.4 million. This relates to the write-off of unamortized debt issuance costs and prepayment fees.

The Company recorded a net loss on derivatives of $0.2 million in the third quarter 2025, which includes an net unrealized loss of $4.3 million, as a result of the change in fair value of our interest rate swap derivatives and a net realized gain of $4.1 million on interest rate swap settlements in the period.

Net income for the third quarter 2025 was $16.8 million and basic earnings per share were $0.31, compared to a net income of $17.7 million and basic earnings per share of $0.33 for the second quarter 2025. Adjusted net income1 was $23.5 million for the third quarter 2025, compared to $24.8 million for the second quarter 2025.

As of September 30, 2025, the book value of vessels was $2,119.2 million, compared to $2,130.4 million as at June 30, 2025. The movement includes depreciation of $19.4 million and additions of $8.2 million in relation to vessel drydockings.

As of September 30, 2025, total long-term debt was $1,874.6 million, compared to $1,802.2 million as at December 31, 2024. The increase in debt is due to the refinancing of Flex Constellation and Flex Resolute.

The Company released net cash proceeds of $93.7 million from the above refinancings, and as a result, cash and cash equivalents reached an all-time high of $478.7 million as of September 30, 2025. Cash and cash equivalents includes fully drawn revolving tranches under the $270 Million Facility, $290 Million Facility and the Flex Enterprise $150 Million Facility.

As at September 30, 2025, total equity was $738.3 million compared to $762.0 million as at June 30, 2025. This decrease in equity consists of distributions paid of $40.6 million, offset by net income of $16.8 million.
1 Time Charter Equivalent rate, Adjusted net income and Opex per day are non-GAAP measures as defined under SEC Regulation G. A reconciliation to the most directly comparable GAAP measure is included in the end of this earnings report.

3	Flex LNG Ltd. Third Quarter Results 2025

Business Update and Fleet Overview
In September 2025, we successfully completed our scheduled drydockings of Flex Amber and Flex Artemis. These drydockings resulted in 32 days of offhire, and were completed on-time and on-budget. With the completion of the drydockings of Flex Aurora and Flex Resolute in June and July, respectively, we have now completed all four scheduled drydockings for 2025 at an average cost of $5.6 million per vessel.

Flex Constellation had her short term charter contract extended until late February 2026. Subsequently, the vessel is scheduled to commence a new 15-year time charter in direct continuation.

Flex Artemis now operates on the spot market following redelivery from the long-term contract in August 2025.

In October 2025, the charterer of Flex Volunteer elected not to utilize their extension option. The vessel is expected to be re-delivered from the existing contract late in the fourth quarter of 2025. Following the re-delivery, the vessel will perform her scheduled 5-year drydocking and will subsequently be marketed for short and long-term contracts.

At the date of this report, the firm contract coverage is 92.2% for the remainder of 2025, and the aggregate firm contract backlog for the fleet is 53 years, which could increase to 80 years if our charterers exercise all of the extension options.

We achieved technical uptime excluding offhire for drydocking on our vessels of 99.5% in the third quarter 2025.

The following table sets forth an overview of our fleet as of November 12, 2025:

Vessel Name	Year Built	Shipyard(1)	Cargo Capacity (cbm)	Propulsion(2)	Boil off rate	Charter expiration(3)	Expiration with Charterer options(4)
Flex Endeavour	2018	HO	173,400	MEGI+PRS	0.075%	Q1 2032	Q1 2033
Flex Enterprise	2018	HO	173,400	MEGI+PRS	0.075%	Q2 2029	NA
Flex Ranger	2018	SHI	174,000	MEGI	0.085%	Q1 2027	NA
Flex Rainbow	2018	SHI	174,000	MEGI	0.085%	Q1 2033	NA
Flex Constellation	2019	HO	173,400	MEGI+PRS	0.075%	Q1 2041	Q1 2043
Flex Courageous	2019	HO	173,400	MEGI+PRS	0.075%	Q1 2027	Q1 2039
Flex Aurora	2020	HSHI	174,000	X-DF	0.085%	Q2 2026	Q2 2028
Flex Amber	2020	HSHI	174,000	X-DF	0.085%	Q2 2029	NA
Flex Artemis	2020	HO	173,400	MEGI+FRS	0.035%	NA	NA
Flex Resolute	2020	HO	173,400	MEGI+FRS	0.035%	Q1 2027	Q1 2039
Flex Freedom	2021	HO	173,400	MEGI+FRS	0.035%	Q1 2027	Q1 2029
Flex Volunteer	2021	HSHI	174,000	X-DF	0.085%	Q4 2025	NA
Flex Vigilant	2021	HSHI	174,000	X-DF	0.085%	Q2 2031	Q2 2033
(1) As used in this report, "HO" means Hanwha Ocean (formerly known as Daewoo Ship building and Marine Engineering Co. Ltd.), "SHI" means Samsung Heavy Industries, and "HSHI" means Hyundai Samho Heavy Industries Co. Ltd. Each shipyard is located in South Korea.
(2) "MEGI" refers to M-type Electronically Controlled Gas Injection propulsion systems and "X-DF" refers to Generation X Dual Fuel propulsion systems. "FRS" and "PRS" refers to Full or Partial Re-liquefaction Systems.
(3) The expiration of our charters is considered the firm period known to the Company as of November 12, 2025, however these are generally subject to re-delivery windows ranging from 15 to 45 days before or after the expiration date.
(4) Where charterers have extension option(s) to be declared on a charter; the expiration provided assumes all extension options have been declared by the charterer for illustrative purposes.

4	Flex LNG Ltd. Third Quarter Results 2025

LNG Market Update
The LNG shipping market entered Q3 2025 with softer sentiment, as geopolitical tensions eased in the Middle East. Two-stroke spot rates held steady at around $38,000 per day through July and August, before dropping to low $20,000 per day by late September, averaging roughly $35,000 per day for the quarter. Weak arbitrage economics and rapid fleet growth exerted downward pressure on day rates throughout the period. While US LNG exports grew by about 16 million tonnes for the first ten months of the year, exports to Asia fell by 11 million tonnes, and shipments to Europe surged by 23 million tonnes. Year-to-date, almost two-thirds of US LNG cargoes have been discharged in Europe, up from around half last year.

The spot market for modern tonnage has tightened markedly in recent weeks, driven by constrained vessel availability. In the Atlantic, shipbrokers report day rates approaching $70,000 per day. Strong growth in export volumes from the US, ongoing inefficiencies in Egypt, and increased liftings from Nigeria and Algeria have collectively supported elevated spot market levels.

Newbuilding activity remains subdued so far this year, with only 18 contracts signed in 2025, the lowest since 2020. According to shipbrokers, six of these have been speculative, reflecting expectations of a vessel shortage later in the decade. Notably, Hanwha Shipping has ordered two LNG carriers from Hanwha Philly – the first to be built in the US since 1980.

Despite slower ordering, the total LNG carrier order book stood at roughly 290 vessels as of the end of October 2025, including 98 tied to QatarEnergy’s fleet renewal program. Among the remaining 180 non-Qatar vessels, less than 30 vessels are uncommitted. There are early signs of late-2025 deliveries slipping into 2026. Newbuild prices for a 174,000 cbm vessel are quoted at around $245 million, with earliest deliveries now scheduled for the second half of 2028. Scrapping activity has accelerated sharply – fourteen steam vessels have been recycled so far in 2025. These ships averaged 26 years of age, with the youngest being 21 years. The combined capacity of scrapped tonnage is equivalent to roughly ten modern 174,000 cbm vessels. We expect that the recycling trend will continue.

The wave of new project FIDs continued through the third quarter of 2025. Earlier in the year, several major projects reached FID, including Louisiana LNG, Corpus Christi Midscale Trains 8–9, CP2 LNG Phase 1 and Argentina FLNG Phase 1a–b, collectively adding around 40 MTPA of new capacity. This momentum carried into late Q3, when NextDecade approved its Rio Grande LNG Train 4 and 5. Sempra has since sanctioned its Port Arthur Phase 2 project, while ENI approved the Coral North FLNG development in Mozambique. Altogether, FIDs year-to-date total roughly 68 MTPA, with the US accounting for around 59 MTPA.

The upcoming surge in LNG supply could place downward pressure on global prices. Lower prices would benefit European industry, which continues to struggle with high energy costs, as well as price-sensitive developing economies in Asia, where demand is showing signs of recovery following the 2020–2022 energy crisis. Increased Atlantic-to-Asia flows would in turn support tonne-mile growth and help absorb the current excess shipping capacity.

5	Flex LNG Ltd. Third Quarter Results 2025

Finance update
In July 2025, we signed a $180.0 million term loan facility in respect of Flex Constellation (the "Flex Constellation $180 Million Facility"). The new facility was drawn down on September 17, 2025. The Flex Constellation $180 Million Facility has a 15.5 year tenor and an interest rate of SOFR plus a margin of 165 basis points. The repayment of the facility is based on a 25-year age-adjusted repayment profile1 for the first 7.5 years, and thereafter follows a 22-year profile until maturity. In August 2025, we prepaid the full amount outstanding relevant to Flex Constellation, under the $320 Million Sale and Leaseback facility. Following this repayment, the $320 Million Sale and Leaseback facility is repaid in full.

In August 2025, we signed a $175.0 million sale and leaseback agreement with an Asian-based lease provider for Flex Resolute (the "Flex Resolute Sale and Leaseback"). The financing was closed on September 24, 2025. Under the terms of the agreement, the vessel was sold for a consideration of $175.0 million, with a bareboat charter back of approximately 10 years. The lease is repaid on an age-adjusted repayment profile1 of approximately 21 years. The Company has the first option to terminate the lease and repurchase the vessel at a fixed price after approximately 7 years. The bareboat lease is comprised of a fixed interest element and a floating interest element based on Term SOFR, plus a margin. In September 2025, the Company repaid the full amount outstanding under the Flex Resolute $150 Million Facility.

In order to reduce the risks associated with fluctuations in interest rates, the Company has entered into interest rate swap transactions, whereby floating rate has been swapped to a fixed rate of interest. In the third quarter 2025, three swaps with an aggregate notional principal of $75.0 million matured. As of September 30, 2025, the Company has fixed interest rates on an aggregate notional principal amount of $775.0 million. The interest rate swaps have a fixed rate of interest based on SOFR, with a weighted average fixed interest rate of 2.46% and a weighted average duration of 3.0 years.

Corporate matters
In May 2025, the shareholders approved at the Annual General Meeting to delist the common shares of the Company from the OSE. The last day of listing was September 15, 2025 and the Company's common shares were delisted on September 16, 2025. The Company's common shares are now listed exclusively on the NYSE.

The Company's Board of Directors has authorized a share repurchase program that allows the Company to repurchase up to $15 million of its outstanding common shares from time to time, valid until November 27, 2025. As of November 12, 2025, no repurchases have been made under the program.

1 The age-adjusted repayment profile is a metric that we use to calculate the repayment period of our loans and leases to zero, in years and adjusted for the age of the financed vessel. The metric is used to compare repayment profiles between facilities on vessels of different ages.

6	Flex LNG Ltd. Third Quarter Results 2025

The Company also has a dividend reinvestment plan (“DRIP”) and an at-the-market (“ATM”) offering, each authorizing the sale of up to $100 million of its common shares from time to time, and valid until November 15, 2025.

In November 2025, the board of Directors authorized to extend the DRIP, enabling shareholders receiving dividends to invest them in new ordinary shares. The share repurchase program and the ATM program have not been renewed, although the Company may reinstate similar programs at its discretion in the future.

Any transaction made under the above referenced offerings, including sale or repurchase of shares will be at the discretion of the Company and the timing, including the amount of any sale or repurchase of shares (as applicable), will depend on, among other things, legal requirements, market conditions, stock price, alternative uses of capital, capital availability, and other factors. Company is not obligated under the terms of any board authorization, including in respect of the ATM, DRIP or share repurchase program, to issue, sell or repurchase any number of shares and the foregoing may be amended, suspended or reinstated at any time at the Company's discretion and without further notice.

Third Quarter 2025 Results Presentation
Flex LNG will release its financial results for the third quarter 2025 on Wednesday November 12, 2025.

In connection with the earnings release, we will host a video webcast at 3:00 p.m. CET (9:00 a.m. EST). In order to attend the webcast use the following link:
https://events.webcast.no/flexlng/IqCHF6PFRyOkoOhpdu6c/cpHdmkPKO8fNiEKinryT

A Q&A session will be held after the conference/webcast. Information on how to submit questions will be given at the beginning of the session.

The presentation material which will be used in the conference/webcast can be downloaded on www.flexlng.com and replay details will also be available at this website. None of the information contained on the Company's website is incorporated into or forms a part of this report.

7	Flex LNG Ltd. Third Quarter Results 2025

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "expect," "forecast," "anticipate," "aim," "commit," "estimate," "intend," "plan," "possible," "potential," "pending," "target," "project," "likely," "may," "will," "would," "should," "could" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, there can be no assurance that the Company will achieve or accomplish these expectations, beliefs or projections. As such, these forward-looking statements are not guarantees of the Company’s future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements. The Company undertakes no obligation, and specifically declines any obligation, except as required by applicable law or regulation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for the Company to predict all of these factors. Further, the Company cannot assess the effect of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include: unforeseen liabilities, future capital expenditures, the strength of world economies and currencies, inflationary pressures and central bank policies intended to combat overall inflation and rising interest rates and foreign exchange rates, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the LNG tanker market, the impact of public health threats, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the fuel efficiency of the Company’s vessels, the market for the Company’s vessels, availability of financing and refinancing, ability to comply with covenants in such financing arrangements, failure of counterparties to fully perform their contracts with the Company, changes in governmental rules and regulations or actions taken by regulatory authorities, including those that may limit the commercial useful lives of LNG tankers, customers' increasing emphasis on environmental and safety concerns, potential liability from pending

8	Flex LNG Ltd. Third Quarter Results 2025

or future litigation, global and regional economic and political conditions or developments, armed conflicts, including the war between Russia and Ukraine, and possible cessation of such war in Ukraine, the conflict between Israel and Hamas and related conflicts in the Middle East, the Houthi attack in the Red Sea and Gulf of Aden, threats by Iran to close the Strait of Hormuz, trade wars, tariffs, embargoes and strikes, the impact of restrictions on trade, including the imposition of new tariffs, port fees and other import restrictions by the United States on its trading partners and the imposition of retaliatory tariffs by China and the European Union on the United States, business disruptions, including supply chain disruption and congestion, due to natural or other disasters or otherwise, potential physical disruption of shipping routes due to accidents, climate-related incidents, or political events, potential cybersecurity or other privacy threats and data security breaches, vessel breakdowns and instances of offhire, and other factors, including those that may be described from time to time in the reports and other documents that the Company files with or furnishes to the U.S. Securities and Exchange Commission (“Other Reports”). For a more complete discussion of certain of these and other risks and uncertainties associated with the Company, please refer to the Other Reports.

Board of Directors of Flex LNG Ltd.
November 12, 2025

Ola Lorentzon
Chairman of the Board of Directors

Steen Jakobsen
Director

Nikolai Grigoriev
Director

Susan Sakmar
Director

Mikkel Storm Weum
Director

9	Flex LNG Ltd. Third Quarter Results 2025

Unaudited Interim Financial Information Condensed Consolidated Interim Statements of Operations
(figures in thousands of $, except per share data)
	Three months ended			Nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2025	2025	2024	2025	2024
Vessel operating revenues	85,680	85,983	90,483	260,100	265,415
Voyage expenses	(3,654)	(2,971)	(273)	(8,610)	(1,575)
Vessel operating expenses	(18,756)	(18,175)	(17,836)	(55,044)	(52,321)
Administrative expenses	(1,825)	(1,924)	(1,876)	(6,279)	(7,137)
Depreciation	(19,439)	(18,984)	(19,012)	(56,980)	(56,467)
Operating income	42,006	43,929	51,486	133,187	147,915
Interest income	975	1,263	937	3,107	2,996
Interest expense	(23,279)	(24,306)	(26,316)	(69,712)	(80,122)
Extinguishment costs of long-term debt	(2,439)	(1,630)	(637)	(4,069)	(637)
(Loss)/gain on derivatives	(186)	(1,326)	(8,032)	(8,823)	2,749
Foreign exchange (loss)/gain	(13)	165	84	487	(179)
Other financial items	(228)	(360)	(97)	(845)	(186)
Income before tax	16,836	17,735	17,426	53,332	72,537
Income tax expense	(18)	(16)	(18)	(67)	(70)
Net income	16,818	17,719	17,408	53,265	72,467

Earnings per share:
Basic	0.31	0.33	0.32	0.98	1.35
Diluted	0.31	0.33	0.32	0.98	1.34

Unaudited Interim Financial Information Condensed Consolidated Statements of Comprehensive Income
(figures in thousands of $)

	Three months ended			Nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2025	2025	2024	2025	2024
Net income for the period	16,818	17,719	17,408	53,265	72,467
Total other comprehensive income/(loss)	—	—	—	—	—
Total comprehensive income	16,818	17,719	17,408	53,265	72,467

10	Flex LNG Ltd. Third Quarter Results 2025

Unaudited Interim Financial Information Condensed Consolidated Interim Balance Sheets
(figures in thousands of $, except per share data)
	September 30,	June 30,	December 31,
	2025	2025	2024
ASSETS
Current assets
Cash and cash equivalents	478,726	412,681	437,154
Restricted cash	76	56	49
Inventory	7,784	4,805	4,824
Other current assets	53,548	51,923	31,666
Receivables due from related parties	158	515	686
Total current assets	540,292	469,980	474,379

Non-current assets
Derivative instruments	19,581	23,668	40,090
Vessels and equipment, net	2,119,184	2,130,428	2,154,465
Other fixed assets	—	—	5
Other non-current assets	—	3,487	—
Total non-current assets	2,138,765	2,157,583	2,194,560
Total Assets	2,679,057	2,627,563	2,668,939

EQUITY AND LIABILITIES
Current liabilities
Current portion of long-term debt	108,182	105,914	106,708
Derivative instruments	415	250	—
Payables due to related parties	1,141	826	523
Accounts payable	9,238	2,465	2,002
Other current liabilities	55,348	56,313	49,544
Total current liabilities	174,324	165,768	158,777

Non-current liabilities
Long-term debt	1,766,372	1,696,278	1,703,529
Other non-current liabilities	85	3,493	—
Total non-current liabilities	1,766,457	1,699,771	1,703,529
Total Liabilities	1,940,781	1,865,539	1,862,306

Equity
Share capital (September 30, 2025, June 30, 2025 and December 31, 2024: 54,520,325 shares issued, par value $0.01 per share)	545	545	545
Treasury shares at cost (September 30, 2025, June 30, 2025 and December 31, 2024: 432,557)	(4,224)	(4,224)	(4,224)
Additional paid in capital	704,344	704,344	904,268
Contributed Surplus	261,837	302,403	183,535
Accumulated deficit	(224,226)	(241,044)	(277,491)
Total equity	738,276	762,024	806,633
Total Equity and Liabilities	2,679,057	2,627,563	2,668,939

11	Flex LNG Ltd. Third Quarter Results 2025

Unaudited Interim Financial Information Condensed Consolidated Interim Statements of Cash Flows
(figures in thousands of $)
	Three months ended			Nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2025	2025	2024	2025	2024

OPERATING ACTIVITIES
Net income	16,818	17,719	17,408	53,265	72,467
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	19,439	18,984	19,012	56,980	56,467
Extinguishment costs of long-term debt	2,439	1,630	637	4,069	637
Amortization of debt issuance costs	517	585	666	1,736	1,890
Equity settled share-based payments	—	23	288	76	1,009
Foreign exchange (gain)/loss	13	(165)	(84)	(487)	314
Change in fair value of derivative instruments	4,252	5,660	10,497	20,924	13,113
Drydocking expenditure	(8,189)	(10,891)	(797)	(21,693)	(10,900)
Other	(6)	5	(27)	7	(225)
Changes in operating assets and liabilities, net:
Inventory	(2,979)	224	(17)	(2,960)	123
Other current assets	(1,625)	(6,900)	3,447	(21,882)	(9,400)
Other non-current assets	3,487	(3,487)	—	—	—
Receivables due from related parties	357	(364)	(201)	528	29
Payables due to related parties	315	527	(102)	618	(15)
Accounts payable	6,773	(1,255)	(377)	7,236	(1,127)
Other current liabilities	(965)	1,101	(2,184)	5,804	6,134
Other non-current liabilities	(3,408)	3,493	—	85	—
Net cash provided by operating activities	37,238	26,890	48,166	104,307	130,516

INVESTING ACTIVITIES
Net cash used in investing activities	—	—	(4)	—	(4)

FINANCING ACTIVITIES
Repayment of long-term debt	(24,109)	(27,191)	(26,565)	(78,397)	(79,526)
Proceeds from revolving credit facilities	388,675	458,675	85,000	1,236,025	885,000
Repayment of revolving credit facilities	(388,675)	(458,675)	(335,000)	(1,236,025)	(1,135,000)
Prepayment of long-term debt	(257,902)	(129,613)	(80,769)	(387,514)	(80,769)
Proceeds from long-term debt	355,000	175,000	270,000	530,000	270,000
Extinguishment costs paid on long-term debt	(648)	(648)	—	(1,296)	—
Proceeds from termination of derivative instruments	—	—	222	—	10,577
Financing costs	(2,936)	(1,352)	(2,510)	(4,288)	(2,522)
Proceeds from distribution of treasury shares	—	—	1,025	—	1,909
Dividends paid	(40,566)	(40,566)	(40,403)	(121,698)	(121,108)
Net cash (used in)/provided by financing activities	28,840	(24,369)	(129,000)	(63,193)	(251,439)

Effect of exchange rate changes on cash	(13)	164	156	484	(44)
Net (decrease)/increase in cash, cash equivalents and restricted cash	66,065	2,685	(80,682)	41,599	(120,971)

Cash, cash equivalents and restricted cash at the beginning of the period	412,737	410,052	370,255	437,203	410,544
Cash, cash equivalents and restricted cash at the end of the period	478,802	412,737	289,573	478,802	289,573

12	Flex LNG Ltd. Third Quarter Results 2025

Unaudited Interim Financial Information Condensed Consolidated Interim Statement of Changes in Equity
(figures in thousands of $, except per share data)

For the nine months ended September 30, 2025:

	Number of Shares Outstanding	Share Capital	Treasury Shares	Additional Paid in Capital	Contributed Surplus	Accumulated Deficit	Total Equity

At January 1, 2025	54,087,768	545	(4,224)	904,268	183,535	(277,491)	806,633
Share-based payments	—	—	—	53	—	—	53
Net income	—	—	—	—	—	18,728	18,728
Dividends paid	—	—	—	—	(40,566)	—	(40,566)
At March 31, 2025	54,087,768	545	(4,224)	904,321	142,969	(258,763)	784,848
Transfer to contributed surplus	—	—	—	(200,000)	200,000	—	—
Equity settled share-based payments	—	—	—	23	—	—	23
Net income	—	—	—	—	—	17,719	17,719
Dividends paid	—	—	—	—	(40,566)	—	(40,566)
At June 30, 2025	54,087,768	545	(4,224)	704,344	302,403	(241,044)	762,024
Net income	—	—	—	—	—	16,818	16,818
Dividends paid	—	—	—	—	(40,566)	—	(40,566)
At September 30, 2025	54,087,768	545	(4,224)	704,344	261,837	(224,226)	738,276

For the nine months ended September 30, 2024:

	Number of Shares Outstanding	Share Capital	Treasury Shares	Additional Paid in Capital	Contributed Surplus	Accumulated Deficit	Total Equity

At January 1, 2024	53,736,318	5,452	(7,560)	1,204,634	—	(354,873)	847,653
Share-based payments	—	—	—	358	—	—	358
Net income	—	—	—	—	—	33,224	33,224
Dividends paid	—	—	—	—	—	(40,302)	(40,302)
At March 31, 2024	53,736,318	5,452	(7,560)	1,204,992	—	(361,951)	840,933
Transfer arising from change in par value of shares	—	(4,907)	—	—	4,907	—	—
Transfer to contributed surplus	—	—	—	(300,000)	300,000	—	—
Distributed treasury shares	134,514	—	1,297	(413)	—	—	884
Equity settled share-based payments	—	—	—	363	—	—	363
Net income	—	—	—	—	—	21,835	21,835
Dividends paid	—	—	—	—	(40,403)	—	(40,403)
At June 30, 2024	53,870,832	545	(6,263)	904,942	264,504	(340,116)	823,612
Distributed treasury shares	216,936	—	2,039	(1,015)	—	—	1,024
Equity settled share-based payments	—	—	—	287	—	—	287
Net income	—	—	—	—	—	17,408	17,408
Dividends paid	—	—	—	—	(40,403)	—	(40,403)
At September 30, 2024	54,087,768	545	(4,224)	904,214	224,101	(322,708)	801,928

13	Flex LNG Ltd. Third Quarter Results 2025

APPENDIX A - Supplemental Financial Information
(A) Vessels and equipment, net

Movements in the nine months ended September 30, 2025 for vessels and equipment, net is summarized as follows:

(figures in thousands of $)

	Vessels and equipment	Drydocks	Total

Cost
At January 1, 2025	2,467,470	50,859	2,518,329
Additions	—	21,700	21,700
Disposals	—	(10,000)	(10,000)
At September 30, 2025	2,467,470	62,559	2,530,029

Accumulated depreciation
At January 1, 2025	(341,275)	(22,590)	(363,865)
Charge	(49,157)	(7,823)	(56,980)
Disposals	—	10,000	10,000
At September 30, 2025	(390,432)	(20,413)	(410,845)

Net book value
At January 1, 2025	2,126,195	28,269	2,154,465
At September 30, 2025	2,077,038	42,146	2,119,184

(B) Capital commitments

As of September 30, 2025, the Company's capital commitments related to long-term debt obligations are summarized as follows:

(figures in thousands of $)
	Sale and leaseback (1)	Period repayment	Balloon repayment	Total
1 year	59,491	50,694	—	110,185
2 years	62,543	50,694	—	113,237
3 years	64,828	50,694	—	115,522
4 years	67,180	37,344	290,154	394,678
5 years	69,674	22,371	180,000	272,046
Thereafter	751,727	130,000	—	881,727
Total	1,075,443	341,798	470,154	1,887,395

(1) Sale and leasebacks, which are classified as financing arrangements, include loan amortization and the final amounts payable in connection with repurchase obligations payable at the end of their respective charters.

14	Flex LNG Ltd. Third Quarter Results 2025

(C) Long-term debt

As of September 30, 2025, the Company's long-term debt obligations, net of debt issuance costs, are summarized as follows;

(figures in thousands of $)
Facility Name	Type	Maturity Date	Current portion	Non-current portion	Total
Flex Enterprise $150 Million Facility	Term and revolving	June 2029	9,737	110,543	120,280
Flex Constellation $180 Million Facility(1)	Term and revolving	March 2041	9,849	168,588	178,437
$290 Million Facility	Term and revolving	March 2029	14,264	238,633	252,897
$270 Million Facility	Term and revolving	February 2030	16,039	240,752	256,791
$330 Million Sale and Leaseback	Sale and leaseback	February 2035	16,672	264,372	281,044
Flex Rainbow Sale and Leaseback	Sale and leaseback	February 2033	9,244	147,027	156,271
Flex Volunteer Sale and Leaseback	Sale and leaseback	December 2031	7,530	124,412	131,942
Flex Endeavour Sale and Leaseback	Sale and leaseback	June 2034	8,021	143,047	151,068
Flex Courageous Sale and Leaseback	Sale and leaseback	July 2035	8,756	163,357	172,113
Flex Resolute Sale and Leaseback(1)	Sale and leaseback	November 2035	8,069	165,642	173,711
			108,182	1,766,372	1,874,554
(1) Flex Constellation $180 Million facility and Flex Resolute Sale and Leaseback were signed and completed in the third quarter of 2025.

(D) Derivative Instruments

Our interest rate swap contracts as of September 30, 2025, of which none are designated as hedging instruments, are summarized as follows:

(figures in thousands of $)	Notional principal	Weighted Average Duration	Weighted Average Fixed Interest Rate	Interest Rate Benchmark
Receiving floating, pay fixed	775,000	3.0 years	2.46%	SOFR

Movements in the nine months ended September 30, 2025 for the derivative instrument assets and liabilities is summarized as follows:

(figures in thousands of $)

	Derivative Instrument Asset	Derivative Instrument Liability	Total
At January 1, 2025	40,090	—	40,090
Change in fair value of derivative instruments	(20,509)	(415)	(20,924)
At September 30, 2025	19,581	(415)	19,166
Gain/(Loss) on derivatives as recorded on the Company's unaudited condensed consolidated statements of operations is summarized as follows:

(figures in thousands of $)
	Three months ended			Nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2025	2025	2024	2025	2024
Change in fair value of derivative instruments	(4,252)	(5,660)	(10,497)	(20,924)	(13,113)
Realized gain on derivative instruments	4,066	4,334	2,465	12,101	15,862
(Loss)/Gain on derivatives	(186)	(1,326)	(8,032)	(8,823)	2,749

15	Flex LNG Ltd. Third Quarter Results 2025

APPENDIX B - Reconciliation of Non-GAAP Measures

In this appendix we present additional information and measures intended to supplement investors’ understanding of our operating performance, by providing information regarding our ongoing performance that exclude items we believe do not directly affect our core operations and enhancing the comparability of our ongoing performance across periods. These measures are not items recognized by U.S. GAAP, and should not be considered in isolation or used as alternatives to our operating performance or liquidity calculated in accordance with U.S. GAAP. Our management considers these measures to be useful to investors, because such performance measures provide information regarding the profitability of our core operations and facilitate comparison of our operating performance to that of our peers. Additionally, our management use these measures when reviewing the Company’s operating performance. While we believe these measures are useful to investors, the definitions used by us may not be comparable to similar measures used by other companies.

(A) Reconciliation of Net Income to EBITDA and Adjusted EBITDA (Earnings before Interest Taxes Depreciation and Amortization)

EBITDA is defined as net income plus net interest expense, write-off of debt issuance costs, income tax expense / (benefit) and depreciation and amortization. Adjusted EBITDA represents EBITDA adjusted to exclude the items set forth in the table below, which represent items that we believe are not indicative of the ongoing performance of our core operations. EBITDA and Adjusted EBITDA are used by analysts in the shipping industry as common performance measures to compare results across peers.
The table below reconciles net income, the most directly comparable U.S. GAAP measure, to EBITDA and Adjusted EBITDA.

(Unaudited figures in thousands of $)	Three months ended			Nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2025	2025	2024	2025	2024
Net income	16,818	17,719	17,408	53,265	72,467
Interest income	(975)	(1,263)	(937)	(3,107)	(2,996)
Interest expense	23,279	24,306	26,316	69,712	80,122
Write-off of unamortized debt issuance costs	1,791	982	637	2,773	637
Income tax expense	18	16	18	67	70
Depreciation	19,439	18,984	19,012	56,980	56,467
EBITDA	60,370	60,744	62,453	179,690	206,766
Extinguishment costs paid on long-term debt	648	648	—	1,296	—
(Gain)/loss on derivatives	186	1,326	8,032	8,823	(2,749)
Foreign exchange (gain)/loss	13	(165)	(84)	(487)	179
Adjusted EBITDA	61,217	62,553	70,401	189,322	204,196

16	Flex LNG Ltd. Third Quarter Results 2025

(B) Reconciliation of Net Income to Adjusted Net Income and Adjusted Earnings Per Share

Adjusted net income represents earnings before write-off and accelerated amortization of unamortized loan fees, fees in relation to the extinguishment of long-term debt, foreign exchange gains/loss and Change in assets/liabilities of derivative instruments. Adjusted Earnings Per Share ("EPS") represents earnings attributable to shareholders of the Company adjusted for the above items, divided by the weighted average number of shares outstanding. We believe that adjusted net income and adjusted EPS assist our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to purchase and/or to continue to hold our common shares.

(Unaudited figures in thousands of $, except per share data)	Three months ended			Nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2025	2025	2024	2025	2024
Net income	16,818	17,719	17,408	53,265	72,467
Extinguishment costs of long-term debt	2,439	1,630	637	4,069	637
Change in assets/liabilities of derivative instruments	4,252	5,660	10,719	20,924	23,690
Foreign exchange (gain)/loss	13	(165)	(84)	(487)	179
Adjusted net income	23,522	24,844	28,680	77,771	96,973

Weighted average number of ordinary shares	54,087,768	54,087,768	53,881,486	54,087,768	53,821,601
Denominator for diluted earnings per share	54,095,710	54,095,508	54,036,136	54,096,236	54,051,376

Adjusted basic earnings per share	0.43	0.46	0.53	1.44	1.80
Adjusted diluted earnings per share	0.43	0.46	0.53	1.44	1.79

(C) Reconciliation of Vessel Operating Revenues to Time Charter Equivalent Income and Time Charter Equivalent Rate

Time charter equivalent rate ("TCE rate") represents the weighted average daily TCE income of our entire operating fleet. TCE rate is a measure of the average daily income performance. Our method of calculating TCE rate is determined by dividing TCE income by onhire days during a reporting period. We define TCE income as vessel operating revenues less voyage expenses. Onhire days are calculated on a vessel by vessel basis and represent the net of available days and offhire days for each vessel (owned or chartered in) in our possession during a reporting period. Available days for a vessel during a reporting period is the number of days the vessel (owned or chartered in) is in our possession during the period. Offhire days for a vessel during a reporting period is the number of days the vessel is in our possession during the period but is not operational as a result of unscheduled repairs, scheduled drydockings or special or intermediate surveys and lay-ups, if any.

17	Flex LNG Ltd. Third Quarter Results 2025

The table below reconciles Vessel operating revenues to Time Charter Equivalent rate.

(Unaudited figures in thousands of $)	Three months ended			Nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2025	2025	2024	2025	2024
Vessel operating revenues	85,680	85,983	90,483	260,100	265,415
Less:
Voyage expenses	(3,654)	(2,971)	(273)	(8,610)	(1,575)
Time charter equivalent income	82,026	83,012	90,210	251,490	263,840
Fleet onhire days	1,157	1,153	1,196	3,479	3,527
Time charter equivalent rate	70,921	72,012	75,426	72,281	74,796

(D) Reconciliation of Vessel operating expenses to Operating Expenses per day

Operating Expenses ("Opex") per day represents the weighted average daily vessel operating expenses of our entire operating fleet. Opex per day is a measure of the average daily operating performance. Our method of calculating Opex per day is determined by dividing vessel operating expenses by the available days during a reporting period. Available days for a vessel during a reporting period is the number of days the vessel (owned or chartered in) is in our possession during the period. Consistent with general practice in the shipping industry, we use Opex per day as a measure to compare Opex to compare the relative performance of the Companies technical performance with other industry peers.
The table below reconciles Vessel Operating Expenses to Opex per day.

(Unaudited figures in thousands of $, except for opex per day and available days)	Three months ended			Nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2025	2025	2024	2025	2024
Vessel operating expenses	(18,756)	(18,175)	(17,836)	(55,044)	(52,321)

Available days	1,196	1,183	1,196	3,549	3,562
Opex per day	(15,682)	(15,363)	(14,913)	(15,510)	(14,689)

18	Flex LNG Ltd. Third Quarter Results 2025